Advisors Preferred Trust

1445 Research Boulevard, Suite 530

Rockville, MD  20850

March 7, 2014

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, we hereby respectfully request the withdrawal of Post-Effective Amendment No. 17 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0000910472-14-000352).  The Amendment was filed on January 31, 2014 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering the Quantified Managed Bond Portfolio, the Quantified Market Leaders Portfolio and the Quantified Alternative Investment Portfolio (collectively the "Portfolios"), as series of the Trust.

The Trust requests this withdrawal because it has determined not to pursue the registration of the Portfolios at this time. No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Registrant's CIK number is 0001556505.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

Advisors Preferred Trust

By: /s/ Richard A. Malinowski

Richard A. Malinowski

Secretary